May 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes
Mr. Joseph McCann
Mr. Joshua Samples
Mr. Mark Brunhofer
Mr. James Rosenberg

Re:	UroGen Pharma Ltd.
Registration Statement on Form F-1
File No. 333-217201
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of UroGen Pharma Ltd. that the effectiveness of the Registration Statement on Form F-1 (Registration No. 333-217201) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on May 3, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have effected between April 24, 2017 and the date hereof approximately the following distribution of the preliminary prospectus:

1,195 to institutions;

0 to prospective underwriters; and

635 to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC
COWEN AND COMPANY, LLC

By: JEFFERIES LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Managing Director

By: COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name:	Jason Fenton
Title:	Managing Director